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Exhibit 12.1

Kosmos Energy Ltd.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Three Months Ended March 31, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
EARNINGS:
Add:
Income (loss) before income taxes	$(21,255)	$99,043	$(322,780)	$(78,774)	$(48,536)	$(60,070)
Fixed charges	17,112	98,021	107,868	16,701	219	117
Amortization of capitalized interest	626	2,240	179	—	—	—
Less:
Capitalized interest	(1,350)	(4,164)	(9,848)	(605)	—	—

Earnings as defined	$(4,867)	$195,140	$(224,581)	$(62,678)	$(48,317)	$(59,953)

FIXED CHARGES:
Interest Expense	$13,058	$65,749	$59,582	$6,774	$1	$8
Capitalized interest	1,350	4,164	9,848	605	—	—
Amortization—deferred financing costs	2,194	16,193	28,827	2,492	—	—
Interest component of rent expense(1)	510	11,915	9,611	6,830	218	109

Fixed Charges as defined	$17,112	$98,021	$107,868	$16,701	$219	$117

RATIO OF EARNINGS TO FIXED CHARGES(2)	N/A	2.0x	N/A	N/A	N/A	N/A

(1)
Represents the portion of rental expense that we believe to be representative of interest expense.

(2)
Earnings were inadequate to cover fixed charges by $22.0 million for the three months ended March 31, 2012 and $332.4 million, $79.4 million, $48.5 million and $60.1 million for the years ended December 31, 2010, 2009, 2008 and 2007, respectively.

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  Exhibit 12.1
Kosmos Energy Ltd. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)